Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 10
DATED AUGUST 1, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014 and Supplement No. 9 dated July 17, 2014. Unless otherwise defined in this Supplement No. 10, capitalized terms used herein have the same meanings as set forth in the prospectus.

The following is inserted into the section of the prospectus captioned “Prospectus Summary” after the subsection titled “Terms of the Offering,” which is on page 16 of the prospectus, and in the section of the prospectus captioned “Investment Objectives and Policies” after the subsection titled “Focus on “Core” Real Estate Assets,” which is on page 115 of the prospectus.

Market Update

Based on the minutes from the June 17 – 18, 2014 meeting of the Federal Open Market Committee, the Federal Reserve Board (“Federal Reserve”) reiterated that the bond buying stimulus program known as quantitative easing would end in October 2014 signaling that the Federal Reserve believes the U.S. economy is stabilizing and is expected to grow at a measured but sustained pace and that the need for continued stimulus is diminishing. These actions and comments suggest that the Federal Reserve will eventually return to a normalized monetary policy. Current economic data also supports this conclusion. The National Association of Realtors reported on July 22, 2014 that existing home sales increased in June 2014 and reached an annual pace of 5 million sales for the first time since October 2013. The June 2014 unemployment rate fell to 6.1% and the number of unemployed people decreased by 325,000 to 9.5 million. Although the Gross Domestic Product (“GDP”) for the first quarter of 2014 decreased at an annual rate of 2.9%, the Federal Reserve forecasts that real GDP growth would pick up in the second half of 2014 and remain above the long run growth estimates for 2015 and 2016.

Real estate pricing is generally influenced by market interest rates. However, the movements are not simultaneous and pricing generally lags behind interest rate adjustments for a period of time. Because part of our business strategy is to utilize debt to finance a portion of our real estate assets, we may be challenged in finding appropriately priced real estate during periods of rapidly rising interest rates.

Today’s economic environment continues to be characterized by historically low interest rates, which may start to decrease capitalization rates for commercial properties. Commercial property prices have nearly recovered to 2007 values in many sectors. Although mild, we believe that the economy is moving from recovery status toward an expansionary cycle. Demographic trends are also favorable. In the past four years the population of the United States has grown, but there has been very little new real estate development during this period of time. While tenants recently have had pricing power over property owners, we believe we have reached an inflection point where that pricing power related to tenant leases will likely return to the property owner due to supply and demand considerations.

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Our management team continues to believe that we can produce better risk adjusted returns in multi-tenant necessity-based retail shopping centers than other types of commercial real estate. Multi-tenant retail assets tend to be relatively stable, yet they allow for growth opportunities in a recovering market. A needs-based shopping center usually consists of a large anchor tenant, like a supermarket, that draws shoppers to the property. The anchor generally has a long-term lease that stabilizes cash flow to the property.

Our general experience tells us that a period of economic expansion can translate into rising rental rates and consequently, increases in the net operating income of a property (NOI), particularly at multi-tenant retail properties due to a higher instance of lease roll-over as the smaller tenants typically have shorter leases (usually between 1-3 years). In comparison to properties with longer leases, this provides significantly more opportunities to capture increases in rental rates and NOI at a rate above inflation. By capturing NOI growth rates above inflation, real value is added to a property.

In addition:

•	A well-known real estate research firm reported in April 2014 that development in the multi-tenant retail sector has been at historic lows since 2010 and that the relatively limited supply had made the measured economic recovery robust enough for demand to outpace supply. They projected a five-year 4.3% per annum revenue-per-available-foot growth forecast, and their 3% plus NOI growth forecast also remained unchanged as of May 2014.

•	This shortage of supply comes at the same time that retailers are generally seeking to expand locations, resulting in increased occupancy and rents.

•	Retail real estate has historically outperformed other asset classes. According to NCREIF property data, the retail sector has outperformed all other major sectors with the lowest standard deviation for the 1, 5, and 30 year periods.

•	Grocery-anchored shopping centers tend to be resilient to internet sales and can weather changes in consumer sentiment. According to the U.S. Department of Commerce, E-commerce sales represented only 6% of 2013 retail sales.

•	Demand for retail space is growing. According to the report of a large real estate trade association, the net absorption of retail space is expected to reduce the amount of vacant space in the market place. Also, according to the United States Census Bureau, the population of the United States is expected to grow by over 50 million over the next 20 years. We believe this supply/demand dynamic is beginning to create a favorable environment for retail property owners.
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Although retail was slower than other property types to rebound from the recession, we believe the delayed recovery provides us with an ideal opportunity to acquire properties at attractive capitalization or “cap” rates. As of July 1, 2014, we, directly or indirectly, owned fee simple interests in 20 retail properties. We continue to evaluate other property types such as multifamily or office properties but we believe retail offers attractive risk-adjusted returns. As of the date of this Supplement No. 10, twelve of our retail properties are single-tenant properties that are net leased to Dollar General.

Although our investment mandate as outlined within our prospectus allows us to acquire single tenant properties along with any core property in the four types of commercial real estate described in our prospectus, given the compelling case outlined above, our focus will primarily be on the acquisition of grocery-anchored shopping centers falling generally into the category of neighborhood retail centers.

We may also evaluate power, regional and super-regional centers along with lifestyle centers. We believe that neighborhood centers ranging in size from 30,000 to 150,000 square feet typically feature retailers that provide need-based items and are usually anchored by grocery stores, drug stores, discount department stores, apparel stores and electronics stores. We further believe neighborhood centers produce stable cash flows from tenants who typically experience relatively consistent demand for their goods and services.

Power centers typically feature open-air retail space and contain three or more “big box” retailers and various small retailers. Because of cash flow volatility in this sector due to big box lease terminations, we believe this property type may present purchase opportunities at higher cap rates as the “big box” retailers reposition their business model into a smaller store format which are typically coupled with a higher rent per square foot. Regional centers are typically between 400,000 and 800,000 square feet in size with at least two anchor stores. Super-regional centers are typically at least 800,000 square feet in size and have at least three anchor stores and are designed to be the dominant shopping center for a large geographic area. In both of these cases, we intend to focus on “core” regional or super-regional centers to allow us to diversify by geographic location and tenant mix. Finally, lifestyle centers, which tend to be geared to shoppers with higher disposable incomes, may allow us to participate in the economic expansion at a better level than the sectors aimed at every day necessities. These centers typically provide open-air retail space that combine mixed-use commercial development, including dining and entertainment, with boutique stores.

While we believe the multi-tenant retail sector offers our investors the best risk adjusted returns currently and for the foreseeable future, we will continue to monitor other property types and segments. Should our view change, we will adjust our acquisition targets accordingly.

The following should be added at the end of the question, “In what types of properties will the company invest?” contained in the section of the prospectus captioned “Questions and Answers About the Offering,” which is on page 1 of the prospectus.

“To date we have focused on acquiring retail properties. We believe these properties continue to outperform other property types. We will continue to focus on retail properties unless and until the returns from other property types exceed those that we believe are available from investing in retail.”

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The following section supersedes and replaces the sections of the prospectus captioned “Prospectus Summary - Dedicated Acquisitions Capability,” and “Prospectus Summary – Allocation of Investment Opportunities,” which are on page 20 of the prospectus, and “Conflicts of Interest - Dedicated Acquisitions Capability,” and “Conflicts of Interest – Allocation of Investment Opportunities,” which are on page 111 of the prospectus.

Investment Approval and Allocation Policies and Procedures

We will rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Our sponsor maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. Our business manager will not recommend any investments for us unless the investment is approved for consideration in advance by our sponsor’s investment committee.

In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all programs currently advised by the sponsor or its affiliates (collectively referred to as the “Programs”). Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Once an investment has been approved for consideration by our sponsor’s investment committee, the Programs are advised and provided an opportunity to acquire the investment.

IREA does not currently have an obligation to first present potential investment opportunities to certain public or private programs sponsored by IREIC or IPCC based on contractual rights of first refusal. Rather, if more than one of the Programs is interested in acquiring an investment, our sponsor’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was offered an investment is first offered the investment by the allocation committee. Our board of directors will determine, at least annually, whether the method for allocating investment opportunities is applied fairly to us.

We are presently unable to determine how our status as a relatively new company will impact our ability to obtain investment opportunities. On the one hand, we will likely have a greater amount of funds available for new investments during our initial offering, as compared to other Programs that have completed their capital raising. On the other hand, we may not benefit from the allocation policy if we have capital which cannot be deployed until additional investment opportunities become available to us. In addition, the economic recovery may cause the other Programs to receive new capital to invest, thereby creating a queue of Programs seeking new investments.

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As a result of the formation of the sponsor’s investment and allocation committees, Lou Quilici has resigned from our business manager and will rejoin IREA and continue to source deals for us, as well as other entities associated with the sponsor.

The following section supersedes and replaces the section of the prospectus captioned “Management – Our Business Manager,” which begins on page 94 of the prospectus.

Our Business Manager

Our Business Manager, IREIT Business Manager & Advisor, Inc., is an Illinois corporation and a wholly owned subsidiary of IREIC. The Business Manager conducts its activities at its principal executive office at 2901 Butterfield Road in Oak Brook, Illinois.

The following table sets forth information regarding its executive officers and directors. The biography of Ms. Lynch is set forth above under “– The Inland Group, Inc.” and the biographies of Mr. Goodwin, Ms. McGuinness, Ms. Matlin, Mr. Lichterman and Ms. Hrtanek are set forth above under “– Our Directors and Executive Officers.”

Name	Age*	Position
Daniel L. Goodwin	70	Director
Timothy D. Hutchinson	48	Director
Catherine L. Lynch	55	Director
Mitchell A. Sabshon	61	Director
JoAnn M. McGuinness	39	Director, President and Chief Operating Officer
Roberta S. Matlin	69	Vice President
David Z. Lichterman	53	Treasurer and Chief Accounting Officer
Cathleen M. Hrtanek	37	Secretary

*As of January 1, 2014

Timothy D. Hutchison has served as a director of our Business Manager since November 2012 and a director of Management Corp. since July 2012. Mr. Hutchison joined The Inland Real Estate Group, Inc. as vice president of The Inland Services Group, Inc. in November 2005. In April 2010, he was promoted to president of The Inland Services Group, Inc., overseeing the shared service operation which is responsible for human resources, information technology, risk management, marketing and communications and other support functions. In April 2012, Mr. Hutchison was named to the additional position of chief operating officer for The Inland Real Estate Group, Inc. Prior to joining Inland, Mr. Hutchison was deputy building commissioner for the City of Chicago Department of Buildings where he oversaw administrative operations as well as occupancy inspections. He also served as an assistant to the mayor in the office of Mayor Richard M. Daley and as finance director for the City’s Department of Aviation, where he focused on the financing of the capital improvement programs for O’Hare International and Midway Airports.

Since 2007, Mr. Hutchison has served as a director of Pan American Bank in Chicago and is a member of its audit committee and chairman of the IT committee. Mr. Hutchison received his bachelor degree from the University of Illinois — Urbana-Champaign in economics.

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Mitchell A. Sabshon has served as our chief executive officer since April 2014 and as a director of our Business Manager since November 2013. Mr. Sabshon is also currently the chief executive officer, president and a director of IREIC, positions he has held since late 2013. Mr. Sabshon has also served as a director of IPCC since September 2013 and of Inland Securities since January 2014. Prior to joining IREIC in August 2013, Mr. Sabshon served as executive vice president and chief operating officer of Cole Real Estate Investments, Inc. from November 2010 to June 2013. In this role, he was responsible for finance, asset management, property management, leasing and high yield portfolio management. He also worked on a broad range of initiatives across the Cole Real Estate Investments organization, including issues pertaining to corporate and portfolio strategy, product development and systems. Prior to joining Cole Real Estate Investments in November 2010, Mr. Sabshon served as managing partner and chief investment officer of EndPoint Financial LLC, an advisory firm providing acquisition and finance advisory services to equity investors, from 2008 to 2010. Mr. Sabshon was a licensed person with The OBEX Group from April 2009 through November 2009. Mr. Sabshon served as chief investment officer and executive vice president of GFI Capital Resources Group, Inc., a national owner-operator of multifamily properties, from 2007 to 2008. Prior to joining GFI, Mr. Sabshon served with Goldman Sachs & Company from 2004 to 2007 and from 1997 to 2002 in several key strategic roles, including president and chief executive officer of Goldman Sachs Commercial Mortgage Capital and head of the Insurance Client Development Group. From 2002 to 2004, Mr. Sabshon was executive director of the U.S. Institutional Sales Group at Morgan Stanley. Mr. Sabshon held various positions at Lehman Brothers Inc. from 1991 to 1997, including as senior vice president in the Real Estate Investment Banking Group. Prior to joining Lehman Brothers, Mr. Sabshon was an attorney in the Corporate Finance and Real Estate Structured Finance groups of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Sabshon received his J.D. from Hofstra University School of Law and a B.A. from George Washington University.

The following section supersedes and replaces the section of the prospectus captioned “Management – Inland Securities Corporation,” which begins on page 107 of the prospectus.

Inland Securities Corporation

Inland Securities Corporation, our dealer manager, was formed in 1984 and is registered under the applicable federal and state securities laws as a securities broker-dealer throughout the United States. Inland Securities also is licensed to sell securities in the province of Ontario, Canada as an international dealer. Since being formed, Inland Securities has served as the dealer manager in connection with offering investment products sponsored by IREIC. Inland Securities has not rendered these services to anyone other than affiliates of TIREG or programs sponsored by IREIC. Inland Securities is a member firm of FINRA. See “Conflicts of Interest” for additional discussion regarding Inland Securities.

The following table sets forth information about the directors and principal officers of Inland Securities. The biographies of Mr. Sabshon and Ms. Matlin are set forth above under “– Our Directors and Executive Officers” in this section and the biography of Ms. Lynch is set forth above under “–The Inland Group, Inc.” in this section.

Name	Age*	Position
Mitchell A. Sabshon	61	Director
Catherine L. Lynch	55	Director, Chief Financial Officer and Secretary
Roberta S. Matlin	69	Director and Vice President
Curtis R. Shoch	41	Interim President
Shawn Vaughan	42	Senior Vice President

*As of January 1, 2014

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Curtis R. Shoch is the National Sales Director and interim president of Inland Securities. Mr. Shoch previously served as a senior vice president from March 2013 to July 2014. In 2000, Mr. Shoch began his career with Inland Securities as an external wholesaler and in 2004 he served as the first vice president of the Coastal Region Sales Team. Mr. Shoch received his bachelor degree from College of Lynchburg, Virginia with a B.S. in marketing and a concentration in Finance. Mr. Shoch holds Series 24, 7, 63, and 65 licenses with FINRA.

Shawn Vaughan is a senior vice president of Inland Securities, which he joined in 2000. Mr. Vaughan began his career with Inland Securities in 2000 as an external wholesaler. In August 2011, Mr. Vaughan was promoted to the Broker Dealer Relations Team, and in March 2013 Mr. Vaughan was promoted to senior vice president. Prior to joining Inland Securities, he was assistant vice president at Wells Real Estate Funds. Mr. Vaughan began his career in financial services in 1994 with a financial planning firm. He holds Series 7 and 63 licenses with FINRA, and his CFP designation.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of July 31, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	20,448,812.133	202,907,042	18,693,714	184,213,328

Shares sold pursuant to our distribution reinvestment plan:	240,650.802	2,286,182	–	2,286,182

Shares purchased pursuant to our share repurchase program:	(4,000)	(37,000)	–	(37,000)
Total:	20,705,462.935	205,356,224	18,693,714	186,662,510

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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